Exhibit 5

Jewelcor Management, Inc. Letterhead






VIA FACSIMILE (650) 655-4300

May 18, 2004

Lissa A. Goldenstein
President and Chief Executive Officer
Argonaut Industries, Inc.
1101 Chess Drive
Foster City, CA  94404

Dear Ms. Goldenstein:

	It was a pleasure speaking with you today. In view of the fact that you will not be in the office tomorrow, I am responding more quickly than I originally anticipated. As a follow up to our discussion, I wanted to make a suggestion that I believe is in the best interest of the company and its shareholders. I would suggest that the company delay its Annual Meeting of Stockholders scheduled on June 9, 2004 for a reasonable period of time. This would allow time for your recuperation and an exchange of views with regard to the company's future.

If the company agrees to postpone the Annual Meeting, it will not be necessary for me to correspond with other shareholders of the company to ask them not to vote at the upcoming Annual Meeting, or to rescind their proxy if they have already voted. If the company does not agree to a postponement, I will have no alternative except to seek the support of the shareholders in not voting at the Annual Meeting. As you know, a quorum of shareholders is necessary to transact business at the Annual Meeting.

I hope this action is not necessary since I believe it would impose an undue expense on the company. I am sure you are aware of shareholders' concerns about the company's "burn rate".

					Sincerely,

				        /s/ Seymour Holtzman
					Seymour Holtzman
SH/jmq